April 21, 2008

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 6561
100 F Street, N.W.
Washington, DC 20549

Dear Sir/Madam:

We have read Item 4.01 of the Form 8-K dated April 21, 2008 of Precision Optics Corporation, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning a material weakness over the controls over accounting for stock-based compensation, included in the third paragraph of Item 4.01, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s financial statements.

Very truly yours,

VITALE, CATURANO & COMPANY, LTD.